SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

928703107
(CUSIP Number)

Michael J. Shef, Esq.
Troutman Sanders, LLP
405 Lexington Avenue
New York, New York 10174
                                                  212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                  July 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	Page 2 of 7 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Linda Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds		OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		United States

Number of Shares	7. Sole Voting Power		141,640
Beneficially Owned	8. Shared Voting Power		2,937,538
By Each Reporting	9. Sole Dispositive Power		141,640
Person With	10. Shared Dispositive Power		2,937,538
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,079,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		19.8%

14.	Type of Reporting Person (See Instructions)		IN

CUSIP No. 928703107	Page 3 of 7 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Deborah Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds		OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		United States

Number of Shares	7. Sole Voting Power		153,292
Beneficially Owned	8. Shared Voting Power		2,937,538
By Each Reporting	9. Sole Dispositive Power		153,292
Person With	10. Shared Dispositive Power		2,937,538
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,090,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		19.9%

14.	Type of Reporting Person (See Instructions)		IN

CUSIP No. 928703107	Page 4 of 7 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Estate of William Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds		OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		United States

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		2,280,207
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		2,280,207
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,280,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		14.7%

14.	Type of Reporting Person (See Instructions)		OO

CUSIP No. 928703107	Page 5 of 7 Pages

INTRODUCTION

This Amendment No. 4 (“Amendment”) amends the statement on Schedule 13D, filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw, dated July 5, 2006, which restated and amended the statement on Schedule 13D, dated December 5, 2005, filed by Linda Shaw, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D).

ITEM 4.  PURPOSE OF TRANSACTION.

The Estate has filed with the Securities and Exchange Commission a Form 144 with respect to the possible sale of up to an additional 154,000 shares to pay estate taxes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the following dates, each of the Reporting Persons may be deemed to be the “beneficial owner” (as set forth in Rule 13d-3 under the Exchange Act) of a certain number of shares, as further described below.

             LINDA SHAW

As of July 5, 2006, Linda Shaw may be deemed to be the “beneficial owner” of 3,079,178 shares of Common Stock presently outstanding, of which 1,610,409 shares are directly beneficially owned by her (consisting of (i) shares as to which Linda Shaw has sole power to vote or to direct the vote and to dispose or direct the disposition of, (ii) shares in the Linda Trust of which Linda Shaw is the beneficiary as well as a co-trustee, and (iii) shares in the Estate of which Linda Shaw is a beneficiary as well as a co-executrix), and 1,468,769 shares indirectly beneficially owned by her (consisting of (i) shares in the Deborah Trust of which Linda Shaw is a co-trustee, and (ii) shares in the Estate of which Deborah Shaw is the beneficiary and Linda Shaw is a co-executrix), constituting in the aggregate approximately 19.8% of the outstanding shares of Common Stock represented by the Issuer to be outstanding as of June 2, 2006 in its filing on Form 10-Q for the fiscal quarter ended April 30, 2006. The number of shares to which Linda Shaw has:

sole power to vote or to direct the vote is	141,640
shared power to vote or direct the vote is	2,937,538*
sole power to dispose or to direct the disposition of is	141,640
shared power to dispose or to direct the disposition of is	2,937,538*

Linda Shaw shares the power to vote or direct the vote or to dispose or to direct the disposition of 657,331 shares in the Linda Trust and the Deborah Trust with Jerome Shaw, an individual and a citizen of the United States who is Executive Vice President and Secretary of the Issuer with an address at 2401 North Glassell Street, Orange, CA 82865, Lloyd Frank, an individual and a citizen of the United States who is Of Counsel to Troutman Sanders LLP and a director of the Issuer with an address at 405 Lexington Avenue, New York, NY 10174, and Deborah Shaw.

             DEBORAH SHAW

As of July 5, 2006, Deborah Shaw may be deemed to be the “beneficial owner” of 3,090,830 shares of Common Stock presently outstanding, of which 1,622,061 shares are directly beneficially owned by her (consisting of shares as to which Deborah Shaw has sole power to vote or to direct the vote and to dispose or direct the disposition of, (ii) shares in the Deborah Trust of which Deborah Shaw is the beneficiary as well as a co-trustee, and (iii) shares in the Estate of which Deborah Shaw is a beneficiary as well as a co-executrix), and 1,468,769 shares indirectly beneficially owned by her (consisting of (i) shares in the Linda Trust of which Deborah Shaw is a co-trustee, and (ii) shares in the Estate of which Linda Shaw is the beneficiary and Deborah Shaw is a co-executrix), constituting in the aggregate approximately 19.9% of the outstanding shares of Common Stock represented by the Issuer to be outstanding as of June 2, 2006 in its filing on Form 10-Q for the fiscal quarter ended April 30, 2006. The number of shares to which Deborah Shaw has:

CUSIP No. 928703107	Page 6 of 7 Pages

sole power to vote or to direct the vote is	153,292
shared power to vote or direct the vote is	2,937,538*
sole power to dispose or to direct the disposition of is	153,292
shared power to dispose or to direct the disposition of is	2,937,538*

Deborah Shaw shares the power to vote or direct the vote or to dispose or to direct the disposition of 657,331 shares in the Linda Trust and the Deborah Trust with Jerome Shaw, Lloyd Frank, and Linda Shaw.

             THE ESTATE

As of July 5, 2006, the Estate may be deemed to be the “beneficial owner” of 2,280,207 shares of Common Stock presently outstanding, of which all 2,280,207 shares are directly beneficially owned by the Estate, constituting in the aggregate approximately 14.7% of the outstanding shares of Common Stock represented by the Issuer to be outstanding as of June 2, 2006 in its filing on Form 10-Q for the fiscal quarter ended April 30, 2006. The number of shares to which Estate has:

sole power to vote or to direct the vote is	0
shared power to vote or direct the vote is	2,280,207*
sole power to dispose or to direct the disposition of is	0
shared power to dispose or to direct the disposition of is	2,280,207*

*Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, included are 45,000 shares which are not actually outstanding, but which are issuable upon the exercise of an option held by the Estate, which is presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the “Percent of Class” above. Also included are (i) 2,121 shares held for the benefit of William Shaw, and now for the benefit of the Estate, under the Company’s Employee Stock Ownership Plan (the “ESOP”), which ESOP was merged into the Company’s 401(k) Savings Plan (as merged, the “Plan”) as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan features of the Plan, for which (ii) 20,475 shares were held for William Shaw, and are now held by the Estate, under the Savings Plan feature of the Plan.

(c) On July 5, 2006, the Estate sold 49,900 shares of Common Stock in a series of open market sales at an average price per share of $47.9994.

(d) and (e) Not applicable.

CUSIP No. 928703107	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

/s/ Linda Shaw
Name: LINDA SHAW, as an Individual
/s/ Deborah Shaw
Name: DEBORAH SHAW, as an Individual
THE ESTATE OF WILLIAM SHAW,
/s/ Linda Shaw
By: LINDA SHAW, as co-executrix of the Estate of William Shaw
/s/ Deborah Shaw
By: DEBORAH SHAW, as co-executrix of the Estate of William Shaw

DATED: July 7, 2006